Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of North Atlantic Acquisition Corporation (the “Company”) on Form S-1 pursuant to Rule 462(b) under Securities Act of 1933, as amended, of our report dated November 20, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of North Atlantic Acquisition Corporation as of November 4, 2020 and for the period from October 14, 2020 (inception) through November 4, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-251887), of North Atlantic Acquisition Corporation.

/s/ Marcum llp

Marcum llp

New York, NY

January 21, 2021